File No. 82-1264

BRIDGESTONE

RECEIVED

2004 NOV 22 A 10:

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 17, 2004

04046297

SUPPL

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public the following message.

- Notice Regarding the Repurchase of Shares, on November 16

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Koki Takahashi
Treasurer
Bridgestone Corporation

dlw 11/30

PROCESSED

DEC 01 2004

THOMSON
FINANCIAL

Dear Investor,

Notice Regarding the Repurchase of Shares

Tokyo (November 16, 2004)—Bridgestone Corporation announced today that, pursuant to the provisions of Article 210 of the Commercial Code of Japan, it purchased its own shares at the market as detailed below, and that its aggregate purchases have now reached the repurchase limit approved at the 85th Ordinary General Meeting of Shareholders held on March 30, 2004.

1. Class of shares purchased: Common stock of Bridgestone Corporation
2. Period of purchase: November 8, 2004 through November 11, 2004
3. Aggregate number of shares purchased: 723,000 shares
4. Aggregate purchase amount: 1,425,408,000 yen
5. Method: Purchase at Tokyo Stock Exchange

Additional Information

1. Details of the resolution that was approved at the 85th Ordinary General Meeting of Shareholders held on March 30, 2004 are as follows:

(1) Class of shares to be purchased: Common stock of Bridgestone Corporation
(2) Aggregate number of shares to be purchased: Up to 32 million shares
(3) Aggregate acquisition amount: Up to 50 billion yen

2. The number of shares of common stock that has been purchased since March 30, 2004, the date of the Ordinary General Meeting of Shareholders, is as follows:

(1) Aggregate number of shares purchased: 25,542,000 shares
(2) Aggregate acquisition amount: 49,998,655,000 yen